

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

January 30, 2009

Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

   RE: **The Blackstone Group L.P.**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008
      and September 30, 2008
      File No. 1-33551

Dear Mr. Tosi:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Andy Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding our review of the financial statements and related matters.

            Sincerely,

            Rufus Decker
            Accounting Branch Chief